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www.hallettperrin.com

February 7, 2011

Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Management Energy, Inc.
Form 10-K for the fiscal year ended April 30, 2010
Filed August 13, 2010
Form 10-Q for the fiscal quarter ended October 31, 2010
Filed January 10, 2011

File No. 333-152608

Dear Ms. Cvrkel:

This is in response to your comment letter of January 20, 2011 to Jack W. Hanks, Chief Executive Officer of Management Energy, Inc. (the “Company”), with respect to the above-referenced filings.  On behalf of the Company, we have set forth below the comments in your January 20, 2011 letter in italics with the Company’s responses to each.

Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010

1.
Please reconcile the number of shares of common stock issued during fiscal 2011 and the related amounts disclosed in your footnote to the shares and amounts presented on the face of your statements of equity for the six months ended October 31, 2010.

RESPONSE: Footnote 3 does not reconcile fully to the statement of stockholders’ equity, because footnote 3 deals only with related party transactions, whereas the statement of stockholders’ equity includes all shares issued (both to related and non-related parties).  A more complete reconciliation can be obtained by comparing footnote 9 to the statement of stockholders’ equity.  The chart below provides this reconciliation of these footnotes to the statement of stockholders’ equity for all share issuances during fiscal 2011:

	Number of	Reference on
Footnote reference	Shares	Statement of Stockholders’ Equity

Outstanding at
beginning of FY 2011	39,825,000	See Note 1 below

Footnote 3 disclosures:

Walters	900,000	See Note 2 below
Moore	900,000	See Note 2 below
Szot	200,000	See Note 2 below
Walters	675,957	See Note 2 below
Moore	675,957	See Note 2 below
Szot	150,212	See Note 2 below
	3,502,126

Additional footnote 9 disclosures:

Issuance of shares for $250,000	2,500,000	See Note 2 below
Consultant services	17,143	See Note 2 below
Public relations consultant	500,000	“Common stock issued for services”
	3,017,143

Total for fn 3 and 9:	6,519,269

Total MMEX exclusive of merger	46,344,269

Maple Carpenter Creek Holdings	50,000,000	“Balance, April 30, 2010”

Total outstanding at 10/31/10	96,344,269	“Balance October 31, 2010”

__________
Notes:

(1)           This amount appears in the audited balance sheet of MMEX included in the report on Form 10-K for the year ended April 30, 2010.  As described in the report on Form 10-Q, the merger of MMEX and Maple Carpenter Creek was accounted for as an acquisition of MMEX by Maple Carpenter Creek.  Accordingly, the MMEX April 30, 2010 share count, together with the pre-merger issuances referenced by Note 2 below, appears in the statement as “Effect of reverse acquisition merger.”

(2)           As more particularly described in Note 1 above, these amounts are aggregated with the amount in Note 1 and appear in the statement as “Effect of reverse acquisition merger.”

Form 8-K

2.
Pursuant to Item 9.01 of Form 8-K you are required to file audited financial statements and pro forma financial information for the acquisition of Maple Carpenter Creek Holdings.  We note that the merger was completed on September 23, 2010 and that you filed Form 8-K on September 29, 2010 announcing the completion of the merger; however, we were unable to find the requisite audited financial statements or pro forma financial information in any subsequently filed Form 8-K.  Please advise/and/or file the required information as soon as possible.  As part of your next response confirm your understanding of this matter and tell us the expected timing of the filing.

RESPONSE:  The Staff’s comment is noted, and the Company expects to file Amendment No. 1 to the 8-K prior to February 11, 2011, including the required financial statements and financial information.

In addition to your comments included in your comment letter dated January 20, 2011, at your request, a certificate of the Company is attached providing the requested acknowledgements of the Company.

Very truly yours,

By: /s/ Bruce H. Hallett
Bruce H. Hallett

cc:   Mr. Jack W. Hanks

CERTIFICATE

The undersigned, being the duly elected, qualified and acting Principal Executive Officer and Principal Financial Officer of Management Energy, Inc. (the “Company”), does hereby acknowledge to the Staff of the Securities and Exchange Commission (the “Commission”), pursuant to its request dated January 20, 2011, as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed as of February 7, 2011.

/s/ Jack W. Hanks
Jack W. Hanks